UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Central Pacific Financial Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

154760409

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 154760409	Page 1 of 13 Pages

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO (Delaware limited liability company)

13D

CUSIP No. 154760409	Page 2 of 13 Pages

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

13D

CUSIP No. 154760409	Page 3 of 13 Pages

1	Names of reporting persons Carlyle Holdings II GP L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO (Delaware limited liability company)

13D

CUSIP No. 154760409	Page 4 of 13 Pages

1	Names of reporting persons Carlyle Holdings II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Québec
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN (Québec société en commandite)

13D

CUSIP No. 154760409	Page 5 of 13 Pages

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN (Cayman Islands exempt limited partnership)

13D

CUSIP No. 154760409	Page 6 of 13 Pages

1	Names of reporting persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN (Cayman Islands exempt limited partnership)

13D

CUSIP No. 154760409	Page 7 of 13 Pages

1	Names of reporting persons Carlyle Financial Services, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO (Cayman Islands Exempt Company)

13D

CUSIP No. 154760409	Page 8 of 13 Pages

1	Names of reporting persons TCG Financial Services, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN (Cayman Islands Exempt Limited Partnership)

13D

CUSIP No. 154760409	Page 9 of 13 Pages

1	Names of reporting persons Carlyle Financial Services Harbor, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

13D

CUSIP No. 154760409	Page 10 of 13 Pages

Preliminary Note

This Amendment No. 5, dated August 10, 2015 (this “Amendment No. 5”), supplements and amends the Schedule 13D filed on February 28, 2011 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, no par value per share (the “Common Stock”), of Central Pacific Financial Corp. (the “Issuer”). Capitalized terms used in this Amendment No. 5 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On August 3, 2015, Carlyle Financial Services Harbor, L.P. (“Carlyle Harbor”) entered into an underwriting agreement (the “August 3 Underwriting Agreement”) with Citigroup Global Markets Inc. and UBS Securities LLC, as underwriters (the “Underwriters”), the Issuer and ACMO-CPF, L.L.C. (“ACMO,” and together with Carlyle Harbor, the “Selling Shareholders”). Pursuant to the August 3 Underwriting Agreement, each of the Selling Shareholders has agreed, subject to the closing conditions contained therein, to sell to the Underwriters 2,769,312 shares of Common Stock for a total of 5,538,624 shares of Common Stock at a price of $22.11 per share.

Pursuant to the August 3 Underwriting Agreement, the Selling Shareholders have agreed with the Underwriters, subject to certain exceptions, during the period beginning on and including August 3, 2015 and continuing through and including the date that is 45 days after August 3, 2015, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of or otherwise dispose of or hedge, directly or indirectly, any shares of Common Stock, any securities of the Issuer substantially similar to the Common Stock or any securities convertible into, exchangeable or exercisable for, or that represent the right to receive Common Stock or any securities of the Issuer substantially similar to the Common Stock, whether now owned or hereafter acquired, owned directly by either ACMO or Carlyle Harbor or with respect to which either ACMO or Carlyle Harbor now or hereafter has or may be deemed to have beneficial ownership in accordance with the rules and regulations of the Securities and Exchange Commission, without prior consent of the Underwriters.

The foregoing description of the August 3 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the August 3 Underwriting Agreement, which is filed as Exhibit 99.12 hereto and which is incorporated herein by reference.

Except as set forth in Item 4 of the Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

13D

CUSIP No. 154760409	Page 11 of 13 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a)-(b)

This Amendment No. 5 is being filed on behalf of the Reporting Persons to report that, as of August 7, 2015, the Reporting Persons do not beneficially own any shares of the Issuer’s Common Stock.

(c) Except as set forth in Item 4, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock during the past 60 days.

(d) None.

(e) As of August 7, 2015, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

The information set forth in Item 4 above is incorporated by reference in response to this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on February 28, 2011).

Exhibit 99.12	Underwriting Agreement, dated as of August 3, 2015, by and among Central Pacific Financial Corp., ACMO-CPF, L.L.C., Carlyle Financial Services Harbor, L.P., Citigroup Global Markets Inc. and UBS Securities LLC (filed herewith).

13D

CUSIP No. 154760409	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2015

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

13D

CUSIP No. 154760409	Page 13 of 13 Pages

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

TCG FINANCIAL SERVICES, L.P.
By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

CARLYLE FINANCIAL SERVICES HARBOR, L.P.
By:	TCG Financial Services, L.P., its general partner
By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person